Exhibit (a)(6)

     APROPOS TECHNOLOGY, INC.

FROM: Kevin G. Kerns

SUBJECT: OFFER TO EXCHANGE OPTIONS

DATE: June 13, 2001

    In connection with Apropos Technology, Inc.'s (the "Company") offer (the "Offer") to all eligible employees of the Company in the United States and the United Kingdom who hold options to purchase common shares of the Company to exchange their outstanding options for new options exercisable at the fair market value of our common shares at least 6 months and one day after the date we cancel the options accepted for exchange, attached is a revised copy of the Offer to Exchange and the Election Form in response to comments received from the Securities and Exchange Commission.

    Please review the attached materials carefully as it is important. Please note that the economic terms of the Offer have not changed. If you have already submitted an Election Form, you do not need to submit another copy. However, pursuant to the terms of the Offer, you may change or withdraw your election form at any time prior to the expiration of the Offer. As previously indicated, the offer expires at 11:59 p.m. Central Daylight Time on June 25, 2001.

    For your information, Apropos' Annual Report on Form 10-K for the year ended December 31, 2000 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, are available on Apropos' web site at www.apropos.com. If you would like a paper copy of the Annual Report or Quarterly Report, please contact Frank Leonard at (630) 575-7724.